VOLKSWAGEN AG

Interim Report January–March 2002



Key Figures

'000 units[1]/million €	1st quarter 2002	2001	%
Volkswagen Group			
Deliveries to customers	1,180	1,266	– 6.8
of which: in Germany	225	247	– 8.9
abroad	955	1,020	– 6.3
Unit sales	1,181	1,357	– 13.0
of which: in Germany	210	248	– 15.3
abroad	970	1,109	– 12.5
Production	1,217	1,412	– 13.8
of which: in Germany	459	521	– 11.8
abroad	758	891	– 15.0
Workforce ('000 on 31.03.02/31.12.01)	321.3	322.1	– 0.2
of which: in Germany	166.0	166.3	– 0.2
abroad	155.3	155.8	– 0.3
Sales revenue	21,266	22,482	– 5.4
Operating profit	1,130	1,482	– 23.8
– as % of sales revenue	5.3	6.6	
Profit before tax	997	1,245	– 19.9
– as % of sales revenue	4.7	5.5	
Profit after tax	627	830	– 24.4
Earnings per ordinary share[2]			
– undiluted in €	1.61	2.18	– 26.1
– diluted in €	1.61	2.15	– 25.1
Automotive Division			
Research and development costs	422	550	– 23.3
Investments in tangible and other intangible assets	1,331	1,285	+ 3.6
– as % of sales revenue	6.9	6.2	
Cash flows from investing activities	1,851	1,461	+ 26.6
Cash flows from operating activities	2,452	1,484	+ 65.2

1) *Each individual figure is rounded, so that minor discrepancies may occur through the addition of these amounts.*

2) For details of calculation see table on page 7.

Business development affected by economic environment:

- **Profit before tax 997 million €, adjusted to take account of devaluation and restructuring in Argentina 1,053 million €**
- **Qualitative improvement in gross margin of 0.6 percentage points to 15.0 %**
- **Earnings per ordinary share 1.61 €**
- **Positive net liquidity in the Automotive Division improved**
- **Volkswagen share price clearly outperforms DAX**
- **Volumes, sales revenue and operating result presented in new Group structure**

Share price development, March 2001 to March 2002



Index
140
130
120
110
100
90
80
70
VW ordinary share
VW preferred share
DAX (German share index)
Index: as at March 31, 2001=100
April May June July Aug. Sept. Oct. Nov. Dec. Jan. Feb. March

	March 2001	June 2001	September 2001	December 2001	March 2002
VW ordinary share (€)	51.93	55.50	39.05	52.50	60.46
VW preferred share (€)	31.70	36.39	26.37	34.85	40.50
DAX (German share index)	5,830	6,058	4,308	5,160	5,397

* Month-end-prices (XETRA).

Explanation of Group structure

As part of the further enhancement of business processes, the new Group organization adopted at the Supervisory Board meeting on November 23, 2001 was implemented by splitting the Group into the following business lines:

- The Volkswagen brand group with the Volkswagen Passenger Cars, Škoda, Bentley and Bugatti product lines
- The Audi brand group with the Audi, SEAT and Lamborghini product lines
- Commercial Vehicles
- Financial Services and Europcar
- Remaining companies (financing and other companies)

Financial reporting is based on this structure: deliveries to customers, unit sales, production, sales revenues and operating results, including prior year comparatives, are presented on this basis. In addition, deliveries to customers, sales revenues and operating results are also broken down into markets: Europe/Rest of the World, North America, South America/South Africa and Asia-Pacific.

In the Volkswagen Group's interim consolidated financial statements (pages 12 ff.) we additionally present the income statement, the balance sheet and the cash flow statement broken down by the primary segments Automotive and Financial Services.

Deliveries to customers*

	1st quarter		
'000 units	2002	2001	%
Volkswagen brand group	817	898	– 9.0
Audi brand group	296	295	+ 0.3
Volkswagen Commercial Veh.	67	74	– 8.8
Volkswagen Group	**1,180**	**1,266**	**– 6.8**
Europe/Rest of the World	796	871	– 8.6
North America	153	147	+ 4.2
South America/South Africa	119	143	– 16.7
Asia-Pacific	112	106	+ 5.6

* The year 2001 deliveries have been updated on the basis of statistical trends.

Economic trend

In the first quarter of 2002 the global economy began a tentative recovery. The strongest growth impetus came from the USA, which in turn benefited Canada, Mexico and the exporting countries of Asia in particular. In Latin America the major economic crisis in Argentina continued to have a negative impact on development. In Japan the recession persisted. A downturn in the labour market and only a gradual improvement in consumer confidence meant that economic recovery in the Euro zone remained hesitant. In Germany, too, economic conditions have improved only marginally.

Deliveries to customers

In declining overall markets, the Volkswagen Group's total worldwide sales of 1,180,003 units (– 6.8 %) fell short of the comparable prior year period. Its world market share was 11.5 (11.9) %.

In the Europe/Rest of the World Region sales fell by 8.6 % to 796,424 units. In the German passenger car market which had declined by 4.3 %, the Group maintained its leading position with a 29.3 (30.4) % share of new vehicle registrations. In Western Europe including Germany, new vehicle registrations likewise declined (– 4.0 %), though with a 17.4 (18.5) % share Volkswagen remained the market leader. Apart from the general economic situation, a key factor in this region was the fact that the new Polo and Seat Ibiza models are still in their start-up phase, and so sales have not yet reached the prior year level. In Central and Eastern Europe the Volkswagen Group fell short of the high sales levels of the previous year due to difficult market conditions. In the Rest of the World marketing region, the collapse of the Turkish market in particular led to a substantial decline in deliveries.

In the North America Region the Volkswagen Group's first quarter 2002 deliveries to customers were up 4.2 % to 152,919 units. In the USA sales of Volkswagen and Audi models increased. Against a peer group of all imported brands, the market share in the USA was 9.1 (9.5) %. In contrast, Group sales in Canada were down 5.9 %. In a still growing Mexican car market (+ 9.0 %), deliveries of SEAT models, launched into the market for the first time in 2001, and of the new Audi A4, launched at the end of 2001, were especially satisfying.

New vehicle registrations in the South America/South Africa Region fell heavily in the reporting period. In Brazil the passenger car market declined after a sustained period of growth, ending 17.5 % down. The downward trend on the Argentinian passenger car market persisted (– 38.7 %). In difficult economic conditions, Group sales in the region fell to 118,943 units (– 16.7 %). In the key Brazilian and Argentinian markets, Volkswagen models retained a 27.9 (28.7) % and 17.0 (18.7) % share respectively of new vehicle registrations.

In the Asia-Pacific Region the Volkswagen Group sold 111,717 vehicles, again exceeding the high level of the previous year (+ 5.6 %). In China Volkswagen maintained its market leadership. The Japanese import market again stagnated at the prior year level in the first three months of 2002. The Volkswagen Group's share of this market segment rose to 30.9 (29.6) %.

Worldwide inventory development

The worldwide inventory level at Group companies and within the dealership organization at the end of the reporting period was slightly up, by some 25 thousand vehicles, against the figure at December 31, 2001. Consequently, inventory levels at the end of March 2002 were substantially lower than at the same point in the previous year. An optimum level of supply to our customers for the Spring selling season is nonetheless ensured.

Unit sales, production and workforce

In the first quarter 2002 the Volkswagen Group sold 1,180,776 vehicles (– 13.0 %) to its dealership organization. Of that total, the proportion of vehicles sold in Germany decreased to 17.8 (18.3) %.

In response to market conditions, worldwide vehicle production was reduced to 1,216,787 units (– 13.8 %). Of all vehicles produced, 37.7 (36.9) % were built in Germany. The production figure includes 12,115 Ford Galaxy units (– 19.7 %), which are likewise included in the unit sales but not in the deliveries to customers. Against the end-year 2001 figure, the number of employees in the Group at March 31, 2002 fell slightly to 321,326 (– 0.2 %). In Germany the Group employed 166,002 people (– 0.2 %).

Sales revenue

In first quarter 2002 sales revenue of the Volkswagen Group fell by 5.4 % to 21,266 million €, mainly as a result of a decline in unit sales in Europe and South America. Of total sales revenue, 73.6 (72.1) % was generated outside Germany. Sales revenue decreased less than unit sales primarily as a result of the trend towards higher-quality vehicles and equipment specifications,

Profit before tax by quarters Volkswagen Group


million €
1,750
1,500
1,250
1,000
750
500
250
1,245
1,115
1,361
688
1,053*
1st quarter 2001
2nd quarter 2001
3rd quarter 2001
4th quarter 2001
1st quarter 2002
2nd quarter 2002
3rd quarter 2002
4th quarter 2002

* Adjusted result before devaluation and restructuring in Argentina (56 million €).

price adjustments and the continuing growth of the operating lease business.

Earnings development

The gross profit of the Automotive Division was 3,180 million € (– 1.7 %). The corresponding gross margin improved by 0.6 percentage points to 15.0 %. Key factors here were the sustainable impact of lower material and logistics costs based on our continuous improvement of cost structures, and lower expenditure on research and development. Growth in the financial services sector also helped to produce an improvement in results in absolute terms and an improved gross margin. An increase in marketing promotion expenditure – in the US market especially – meant that distribution costs rose by 83 million € to 1,739 million €, though expenditure on sales promotions still remained below that of our competitors. Administrative expenses remained around the prior year level. The "Other operating result" decreased by 218 million € to – 138 million €, primarily as a result of negative effects of exchange rate movements. As a consequence, the operating result was down 352 million € to 1,130 million €.

The financial result improved, mainly owing to lower devaluation losses, by 104 million € to – 133 million €. Profit before tax totalled 997 million € (– 19.9 %). Adjusted to take account of the devaluation and restructuring measures in Argentina, pre-tax profit was 1,053 million €. The after tax result was 627 million € (– 24.4 %).

Earnings per share

The undiluted earnings per share are calculated by dividing the share in earnings of the shareholders of VOLKSWAGEN AG by the average number of shares traded. New shares resulting from the exercising of options were included on a pro rata basis from the date of exercise. Shares acquired in the course of buy-backs were deducted as from the date of acquisition.

Earnings per share

		1st quarter 2002	1st quarter 2001
Weighted average number of outstanding shares in '000			
– undiluted:	ordinary shares	277.8	271.4
	preferred shares	105.2	105.2
– diluted:	ordinary shares	278.9	276.1
	preferred shares	105.2	105.2
Profit in million €			
– Profit after tax		627	830
– Minority interests		0	1
– Net profit attributable to shareholders of VOLKSWAGEN AG		627	829
Earnings per share in €			
– undiluted:	ordinary share	1.61	2.18
	preferred share	1.70	2.26
– diluted:	ordinary share	1.61	2.15
	preferred share	1.69	2.24

Diluted earnings per share were calculated including outstanding options still eligible to be exercised relating to convertible bonds linked to the second tranche of the existing share option plan and arising from the 1986 option bond expiring on August 1, 2001.

Analysis by business line for the period from January 1 to March 31

		Volkswagen brand group	Audi brand group	Commercial Vehicles	Financial Services	Remaining companies*	Volkswagen Group	
Deliveries ('000 units)	2001	898	295	74			1,266	
	2002	817	296	67			1,180	– 6.8 %
Vehicle sales ('000 units)	2001	956	322	79			1,357	
	2002	823	292	66			1,181	– 13.0 %
Production ('000 units)	2001	990	335	87			1,412	
	2002	850	297	70			1,217	– 13.8 %
Sales revenue (million €)	2001	12,872	6,485	1,230	1,729	165	22,482	
	2002	11,742	6,181	1,124	2,069	149	21,266	– 5.4 %
Operating profit (million €)	2001	846	354	97	169	16	1,482	
	2002	704	237	23	158	8	1,130	– 23.8 %

* Primarily Coordination Center Volkswagen S.A., Volkswagen International Finance N.V., Volkswagen Investments Ltd., Volkswagen Transport GmbH & Co. OHG, VW Kraftwerk GmbH, VOTEX GmbH, Volkswagen Immobilien Service GmbH, gedas group, VW Versicherungsvermittlungs-GmbH, Volkswagen Beteiligungs-Gesellschaft mbH.

Sales revenue and operating result by business line

With a 13 % decrease in unit sales, Group revenue fell in first quarter 2002 by 5.4 %. With the exception of Financial Services, all business lines were affected by a decline in sales revenue.

All the business lines of the Group delivered positive operating results. The measures to optimize costs and revenues resulted in an improvement in the Group's gross margin, based largely on sustainable effects of pricing measures and reductions in material costs.

Based on current economic forecasts, a cautious approach to production control meant that in the Volkswagen and Audi brand groups production and unit sales fell much more year-on-year than deliveries to customers. As a result of reduced revenues from lower unit sales, neither brand group was able to maintain its prior year result in the first quarter. Moreover, the Audi brand group was burdened by higher material costs arising from preparations for this year's launches of the new models. SEAT's results were impacted in the first quarter primarily by the start of production and Europe-wide market launch of the new Ibiza.

The earnings decline in Commercial Vehicles was due to reduced volumes and higher upfront expenses. Although the Financial Services Division suffered from the consequences of the devaluation in Argentina in the first three months of 2002, it was nevertheless able to deliver a result virtually at the prior year level.

Analysis by market for the period from January 1 to March 31

	1st quarter			
	Sales revenue		Operating profit	
million €	2002	2001	2002	2001
Europe/Rest of the World	14,661	16,020	768	1,036
North America	4,266	3,824	362	323
South America/South Africa	1,125	1,545	– 104	23
Asia-Pacific*	1,214	1,093	104	100
Volkswagen Group*	**21,266**	**22,482**	**1,130**	**1,482**

* The sales revenues and operating results of the joint venture companies in China are not included in the figures for the Group and the Asia-Pacific Region, as they are consolidated at equity.

Sales revenue and operating result by market

The decline in unit sales and revenues was concentrated in the Europe/Rest of the World and South America/South Africa regions. In the latter case a shift in exchange rates led to a further decline. In North America, sales of higher-value vehicles and improved exchange rates helped to increase revenues, and higher unit sales resulted in sales growth in the Asia-Pacific Region.

The substantial fall in sales revenue versus the prior year in the Europe/Rest of the World Region also led to a decline in operating result in this region. Despite tougher competition, the result from North America improved against the prior year, with positive exchange rate effects balancing out increased marketing expenditure. In the South America/South Africa Region, the major economic crisis in Argentina and the associated fall in unit sales, in particular, led to negative results. In the Asia-Pacific Region, there was a slight increase in the high result of the previous year.

Outlook

For the full year 2002 we still expect the Volkswagen Group to at least match the pre-tax profit achieved in 2001. However, economic recovery in the USA and Western Europe is not expected to pick up until the second half of the year at the earliest. In order to ensure that we meet our earnings targets, we will continue to further implement our established policy of cost cutting while consistently developing and enhancing our model range.

Investments in tangible assets and cash flow in the Automotive Division

In the Automotive Division, investments in tangible assets in the first three months of the year totalled 1,331 million € (+ 3.6 %). The major part of the investments in tangible assets was attributable to the further development of the product range and associated modernization of production facilities. In the first quarter this included the start of production of the successor to the SEAT Ibiza at the Martorell plant in Spain, investments for the Škoda Superb, the start of production of the Automobilmanufaktur Dresden plant, the MPV in the Golf class and the Touareg.

With a cash flow of 2,452 million €, up by 65.2 %, total investments (including additions of capitalized development costs) totalling 1,851 million € were fully financed from self-generated funds.

Net liquidity

The net liquidity of the Volkswagen Group at the end of the reporting period was – 34.4 billion €. The change versus the prior year period reflects the additional capital requirement of the expanding financial services business. Its net debt increased by 4.4 billion € to – 37.7 billion €.

The Automotive Division – including the financing and other companies – ended the reporting period with an overall positive net liquidity of 3.3 billion €, significantly up on the figures at the beginning of 2002. Adjusted to take account of the negative net liquidity of the financing and other companies, the net liquidity of the Volkswagen and Audi brand groups and of Commercial Vehicles overall totalled 7.0 billion €.

Analysis of net liquidity at March 31

million €	Volkswagen Group	[illegible]	Financial Services Division
2001	– 29,020	[illegible]	[illegible]
2002	– 34,449	[illegible]	[illegible]

million €	[illegible]	Remaining companies (financing and other companies)[2]
2001	[illegible]	– 3,764
2002	7,026	– 3,756

[1] Including allocation of the consolidation positions between the Automotive and Financial Services divisions.

[2] Primarily Coordination Center Volkswagen S.A., Volkswagen International Finance N.V., Volkswagen Investments Ltd., Volkswagen Transport GmbH & Co. OHG, VW Kraftwerk GmbH, VOTEX GmbH, Volkswagen Immobilien Service GmbH, gedas group, VW Versicherungsvermittlungs-GmbH, Volkswagen Beteiligungs-Gesellschaft mbH incl. consolidation.

Growth in the financial services business

In first quarter 2002 the business of the Financial Services Division once again developed positively. The number of finance, leasing and insurance contracts worldwide increased by 12.5 % to 5,105,000 against the prior year March 31 figure. The proportion of all new vehicles delivered which were purchased by finance agreement or leased increased to 32,5 % (+ 3.3 percentage points). The deposits of Volkswagen Bank *direct* increased against the 2001 year-end figure to 4,963 million € (+ 9.2 %). The additional funding required associated with this expansion of business was provided primarily by tapping outside capital, as is common in this sector.

Annual General Meeting

The 42nd Ordinary Annual General Meeting of VOLKSWAGEN AG was held on April 16, 2002 at the Congress Centrum Hamburg. 34.24 % of the voting capital was represented. The holders of ordinary shares voted in favour of the proposals put forward by the management concerning ratification of the actions of the Board of Management and the Supervisory Board, the election of members of the Supervisory Board, the acquisition and appropriation of treasury shares, the issue of convertible bonds, the creation of a potential capital stock and the conclusion of an inter-company agreement. The meeting further approved the payment of a dividend for 2001 of 1.30 € per ordinary share and 1.36 € per preferred share.

The conclusion of the Annual General Meeting marked the end of the periods of office of the Supervisory Board members Dr. Michael Frenzel, Dr. Jürgen Krumnow, Mr Roland Oetker and Dr. Bernd W. Voss. At the proposal of the Supervisory Board, the Annual General Meeting elected Dr. Ferdinand Piëch and Lord David Simon of Highbury as new members of the Supervisory Board. Dr. Frenzel and Mr Oetker were each re-elected for a further full period of office.

At its constituent meeting following the Annual General Meeting, the Supervisory Board of VOLKSWAGEN AG voted to appoint Dr. Ferdinand Piëch Chairman of the Supervisory Board.

VOLKSWAGEN AKTIENGESELLSCHAFT

The Board of Management
Wolfsburg, May 2002

Income statement by division for the period from January 1 to March 31

million €	Volkswagen Group		Automotive[1]		Financial Services	
	2002	2001	2002	2001	2002	2001
Sales revenue[2]	21,266	22,482	19,195	20,750	2,071	1,732
Cost of sales[2]	18,086	19,247	16,163	17,647	1,923	1,600
Gross profit of Automotive Division	**3,180**	**3,235**	**3,032**	**3,103**	**148**	**132**
Gross profit of Financial Services Division[3]	**342**	**326**	**– 49**	**13**	**391**	**313**
Distribution costs	1,739	1,656	1,599	1,523	140	133
Administrative expenses	515	503	359	358	156	145
Other operating result	– 138	80	– 53	78	– 85	2
Operating profit	**1,130**	**1,482**	**972**	**1,313**	**158**	**169**
Financial result	– 133	– 237	– 146	– 240	13	3
Profit before tax	**997**	**1,245**	**826**	**1,073**	**171**	**172**
Income tax expense	370	415	274	331	96	84
Profit after tax	**627**	**830**	**552**	**742**	**75**	**88**

1) Including allocation of the consolidation between the Automotive and Financial Services divisions.
2) Income and expenses from operating leases of the Financial Services Division are included in the sales revenue and cost of sales.
3) Primarily interest income/expenses from dealer and customer finance agreements, direct banking business and from finance leases.

Balance sheet by division as at March 31, 2002 and December 31, 2001

million €	Volkswagen Group		Automotive[1]		Financial Services	
	2002	2001	2002	2001	2002	2001
Non-current assets	32,876	32,330	32,562	32,010	314	320
Leasing and rental assets	7,890	7,284	168	169	7,722	7,115
Current assets[2),3)]	67,898	64,810	28,228	26,065	39,670	38,745
Total assets	**108,664**	**104,424**	**60,958**	**58,244**	**47,706**	**46,180**
Capital and reserves	24,769	23,995	20,802	20,241	3,967	3,754
Minority interests	48	53	48	53	–	–
Provisions[2]	25,317	24,081	23,379	22,429	1,938	1,652
Liabilities[3]	58,530	56,295	16,729	15,521	41,801	40,774
Total capital	**108,664**	**104,424**	**60,958**	**58,244**	**47,706**	**46,180**

1) Including allocation of the consolidation between the Automotive and Financial Services divisions, primarily intra-Group loans.
2) Including deferred taxes.
3) Including prepayments and deferred charges and deferred income.

Consolidated statement of changes in shareholders' equity

million €	Subscribed capital	Capital reserve	Revenue reserves	of which currency adjustment	of which reserve for cash flow hedges	Accumulated profits	Total
at January 1, 2001	**1,071**	**4,296**	**13,690**	**– 275**	**165**	**2,314**	**21,371**
Capital increase	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	830	830
Allocation to reserves	–	–	5	–	–	– 5	–
Dividend payments	–	–	–	–	–	– 5	– 5
Other changes	–	–	– 97	83	– 274	– 11	– 108
at March 31, 2001	**1,071**	**4,296**	**13,598**	**– 192**	**– 109**	**3,123**	**22,088**
at January 1, 2002	**1,087**	**4,415**	**14,546**	**– 139**	**– 113**	**3,947**	**23,995**
Capital increase	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	627	627
Allocation to reserves	–	–	12	–	–	– 12	–
Dividend payments	–	–	–	–	–	– 6	– 6
Other changes	–	–	92	25	51	61	153
at March 31, 2002	**1,087**	**4,415**	**14,650**	**– 114**	**– 62**	**4,617**	**24,769**

Cash flow statement by division for the period January 1 to March 31

million €	Volkswagen Group		Automotive[1]		Financial Services	
	2002	2001	2002	2001	2002	2001
Cash flows from operating activities	**3,057**	**2,631**	**2,452**[2]	**1,484**[2]	**605**	**1,147**
of which: Gross Cash flow[3]	*2,756*	*2,934*	*2,389*	*2,575*	*367*	*359*
Change in working capital[4]	*301*	*– 303*	*63*	*– 1,091*	*238*	*788*
Cash flows from investing activities	**– 3,334**	**– 3,515**	**– 1,851**	**– 1,461**	**– 1,483**	**– 2,054**
Net cash flow	**– 277**	**– 884**	**601**	**23**	**– 878**	**– 907**
Change in investments in securities	7	– 450	6	– 199	1	– 251
Cash flows from financing activities	**975**	**3,645**	**– 38**	**1,794**	**1,013**	**1,851**
Cash flows from changes in exchange rates and to the scope of consolidation	– 10	16	4	19	– 14	– 3
Change in cash and cash equivalents	**695**	**2,327**	**573**	**1,637**	**122**	**690**
Cash and cash equivalents at March 31[5]	**4,980**	**4,483**	**4,012**	**3,297**	**968**	**1,186**
Securities and loans	4,589	5,015	4,123	4,207	466	808
Gross liquidity	**9,569**	**9,498**	**8,135**	**7,504**	**1,434**	**1,994**
Total third-party borrowings	– 44,018	– 38,518	– 4,865	– 3,232	– 39,153	– 35,286
Net liquidity at March 31	**– 34,449**	**– 29,020**	**3,270**	**4,272**	**– 37,719**	**– 33,292**
– for information purposes at January 1	*– 33,928*	*– 27,496*	*2,701*	*3,698*	*– 36,629*	*– 31,194*
Adjustments for the negative net liquidity of financing and other companies			3,756	3,764		
Net liquidity in the core automotive business			**7,026**	**8,036**		

[1] Including allocation of the consolidation positions between the Automotive and Financial Services divisions.
[2] Before consolidation of intra-Group relationships 2,652 (2,160) million €.
[3] Primarily profit before tax less tax payments plus depreciation and change in pension provisions.
[4] Primarily change in inventories, receivables, liabilities and other provisions.
[5] Cash and cash equivalents comprise cash at banks, cheques, cash on hand and deposits at the German Federal Bank.

Reporting according to IAS

In its latest annual financial statements the Volkswagen Group for the first time utilized the option of exemption from the obligation to draw up consolidated financial statements in accordance with German commercial law as laid down in Section 292a of the German Commercial Code (HGB) and prepared consolidated financial statements conforming to the International Accounting Standards (IAS) published by the International Accounting Standards Board (IASB) and the interpretations of the Standard Interpretations Committee (SIC). Accordingly, this Interim Report to March 31, 2002 was likewise prepared in conformance to IAS 34.

Accounting and valuation methods

In preparing the interim financial statements and determining the prior year comparatives, the same fundamental principles of consolidation and accounting and valuation methods as in the 2001 end-of-year consolidated financial statements were applied. A detailed description of the methods applied is given in the notes to our 2001 Annual Report.

Scope of consolidation

In addition to VOLKSWAGEN AG, the consolidated Group companies comprise all major companies in Germany and abroad of which VOLKSWAGEN AG is able, directly or indirectly, to control the financial and commercial policies in such a way that the companies of the Group draw benefit from the said companies (subsidiaries). In first quarter 2002 there were no changes to the scope of consolidated companies.

Cash flow statement

The cash flow statement presents the cash inflows and outflows in the Volkswagen Group and in the Automotive and Financial Services divisions. Cash and cash equivalents comprise cash at banks, cheques, cash on hand and deposits at the German Federal Bank. The net liquidity is presented in detail on page 10 of this Report.

Matters of special note

No matters of special note occurred after the end of the first quarter 2002.

Scheduled dates (subject to change):

Interim Report January to June 2002:	July 30
Interim Report January to September 2002:	October 30
Annual Press Conference 2003:	March 11
International Investors' Conference 2003:	March 11
Annual General Meeting of Shareholders 2003:	April 24



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